EXHIBIT 21.1

Invesco Mortgage Capital, Inc.
Subsidiaries

Name	Jurisdiction
IAS Operating Partnership LP	Delaware
IAS Asset I LLC	Delaware
IVR Credit Risk Management LLC	Delaware
IMRF Holdings LLC	Delaware
IMRF TRSCO Inc.	Delaware
IVR Irish Mezzanine LLC	Delaware
IVR Limited Partner LLC	Delaware
IVR Residential Mortgage Acquisition LLC	Delaware